

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2023

David Quek Yong Qi
Chief Executive Officer
Cuprina Holdings (Cayman) Limited
Blk 1090 Lower Delta Road #06-08
Singapore 169201

  Re: Cuprina Holdings (Cayman) Limited
    Amendment No. 1 to Draft Registration Statement on Form F-1
    Submitted November 24, 2023
    CIK No. 0001995704

Dear David Quek Yong Qi:

  We have reviewed your amended draft registration statement and have the following comments.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Summary
Overview, page 3

1. We note your response to prior comment 2 and re-issue in part. Please revise here, as well as on pages 57 and 74, to clarify that you do not develop or produce your current cosmeceutical product offerings.

Corporate History and Structure, page 7

2. We note your response to prior comment 5 and re-issue in part. Please revise this section of the Prospectus Summary to reflect your disclosures on pages 137 and F-21 that you owed US$2.1 million to your controlling shareholder as of December 31, 2022 and that the amounts owed are due on demand without an agreement.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Components of Results of Operations
Operating expenses, page 60

3.   We note your response to prior comment 10. Please note that Rule 5-03(a)(4) of Regulation S-X indicates that selling, general & administrative expenses should be included as a line item on the Statement of Comprehensive Income. Please revise accordingly. You may continue to disclose the key components of these expenses, including payroll and employee benefits and depreciation and amortization that are not directly associated with your revenue generation, in your narrative discussion and analysis.

Business
Overseas Collaborations, page 91

4.   Please revise your description of your agreement with New Future Medical Services Company to quantify any payments made to date, disclose any future payment obligations and describe how future revenues will be divided between you and New Future Medical Services Company.

Research and Development, page 93

5.   We note your response to prior comment 22. We further note your references to developing products through collaborations with "renowned research universities" elsewhere in the registration statement, including the Summary. However, it appears that your only disclosed collaboration with a university is with NTU. Please revise your disclosure accordingly or advise.

Intellectual Property, page 102

6.   We note your response to prior comment 28 and re-issue. Please revise to disclose for each material licensed patent and patent application the specific product(s) to which such patents or patent applications relate, the type of patent protection, the expiration dates and applicable jurisdictions.

License, Permits, Registrations and Approvals, page 104

7.   We note your table listing all material licenses and permits. Specifically, we note that the Manufacturer Dealer's License issued by Health Science Authority of Singapore expired on November 30, 2023. Please update the table to reflect the new expiration date, if renewed, or otherwise advise.

Exhibits

8.   We note that Exhibit 10.6 appears to contain redactions. Please revise your exhibit index to disclose that this exhibit contains redactions or advise.

      Please contact Christine Torney at 202-551-3652 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Alan Campbell at 202-551-4224 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Mathew Lewis, Esq.